EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation or Organization
AROC (Texas), Inc.	Texas
Catena Oil & Gas, LLC	Texas
G3 Energy, LLC	Colorado
G3 Operating, LLC	Colorado
Southern Bay Energy, LLC	Texas
Southern Bay Louisiana, L.L.C.	Texas
Southern Bay Operating, L.L.C.	Texas
Trigon Energy Partners LLC	Delaware
Western Star Drilling Company	North Dakota